UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

BLYTH, INC.

(Name of Issuer)

Common Stock — par value $0.02 per share

(Title of Class of Securities)

09643P108

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09643P108                   13G                                                                                                                Page 2 of 9 Pages

1.         NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

Robert B. Goergen

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)        [ ]

(b)        [X]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	10,926,836

6.	SHARED VOTING POWER	89,487

7.	SOLE DISPOSITIVE POWER	10,926,836

8.	SHARED DISPOSITIVE POWER	89,487

9.                                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     11,016,323

10.                            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:      [X]

                                                            (See Instructions)
            Excludes 419,380 shares as to which Mr. Goergen disclaims beneficial ownership.

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  28.0%

12.       TYPE OF PERSON REPORTING: IN

CUSIP No. 09643P108                   13G                                                                                                                Page 3 of 9 Pages

1.         NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

Pamela M. Goergen

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)        [ ]

(b)        [X]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	419,380

6.	SHARED VOTING POWER	89,487

7.	SOLE DISPOSITIVE POWER	419,380

8.	SHARED DISPOSITIVE POWER	89,487

9.                                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     508,867

10.                            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:      [X]
            (See Instructions)
            Excludes an aggregate of 10,926,836 shares as to which Mrs. Goergen disclaims beneficial ownership.

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  1.3%

12.       TYPE OF PERSON REPORTING: IN

CUSIP No. 09643P108                   13G                                                                                                                Page 4 of 9 Pages

1.         NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

The Goergen Foundation, Inc.

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)        [ ]

(b)        [X]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION: Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	-0-

6.	SHARED VOTING POWER	89,487

7.	SOLE DISPOSITIVE POWER	-0-

8.	SHARED DISPOSITIVE POWER	89,487

9.                                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     89,487

10.                            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:      [ ]
            (See Instructions)

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  0.2%

12.       TYPE OF PERSON REPORTING:  CO

CUSIP No. 09643P108                   13G                                                                                                                Page 5 of 9 Pages

1.         NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

Ropart Investments, LLC

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)        [ ]

(b)        [X]

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION:  Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER	-0-

6.	SHARED VOTING POWER	1,717,500

7.	SOLE DISPOSITIVE POWER	-0-

8.	SHARED DISPOSITIVE POWER	1,717,500

9.                                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     1,717,500

10.                            CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES:      [ ]
            (See Instructions)

11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  4.4%

12.       TYPE OF PERSON REPORTING: OO-LLC

CUSIP No. 09643P108                   13G                                                                                                                Page 6 of 9 Pages

AMENDMENT NO. 12 TO SCHEDULE 13G

FOR

BLYTH, INC.

The Schedule 13G (as heretofore amended, the “Schedule 13G”), dated February 5, 2006, of Robert B. Goergen, Pamela M. Goergen, The Goergen Foundation, Inc. and Ropart Investments, LLC, as amended by Amendments Nos. 1 through 11 thereto, with respect to the Common Stock, par value $0.02 per share, of Blyth, Inc., a Delaware corporation (formerly Blyth Industries, Inc.) (the “Issuer”), is hereby amended as follows:

Item 4 is hereby amended in its entirety as set forth below:

Item 4     Ownership:

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Entities is based upon 39,293,262 shares outstanding as of November 30, 2006, as reported in the issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2006, plus shares issuable upon conversion or exercise of options to acquire common stock as described in the following sentence.  Amounts shown as beneficially owned include currently exercisable options to purchase 20,500 shares of common stock held by Mrs. Goergen.

(a), (b)                    As of December 31, 2006:

(i)

(A)          Mr. Goergen owned directly 9,209,336 shares of Common Stock (of which 300,002 shares were held directly by Mr. Goergen and of which 8,909,334 shares of Common Stock were held in a living trust for the benefit of Mr. Goergen, of which Mr. Goergen is trustee) or 23.4% of the outstanding shares of Common Stock.

(B)           Mrs. Goergen owned directly 398,880 shares of Common Stock (all of which shares of Common Stock were held in a living trust for the benefit of Mrs. Goergen, of which Mrs. Goergen is trustee), and held currently exercisable directors’ stock options issued by the Company to purchase an aggregate of 20,500 shares of Common Stock, representing, in the aggregate, 419,380 shares, or 1.1% of the outstanding shares of Common Stock.

(C)           The Foundation owned directly 89,487 shares of Common Stock or 0.2% of the outstanding shares of Common Stock.

(D)          Ropart Investments owned directly 1,717,500 shares of Common Stock or 4.4% of the outstanding shares of Common Stock.

CUSIP No. 09643P108                   13G                                                                                                                Page 7 of 9 Pages

(ii)

(A)          Mr. Goergen is the spouse of Mrs. Goergen and, pursuant to Rule 13d-3 (“Rule 13d-3”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own indirectly the 419,380 shares of Common Stock beneficially owned by Mrs. Goergen.

(B)           Mr. Goergen is the President and a member of the Board of Directors of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 89,487 shares of Common Stock held by the Foundation.

(C)           Mr. Goergen is a Manager and a Member of Ropart Investments and, pursuant to Rule 13d-3, may be deemed to beneficially own the 1,717,500 shares of Common Stock held by Ropart Investments.

As a result, Mr. Goergen may be deemed to beneficially own an aggregate of 11,435,703 shares of Common Stock, or 29.1% of the outstanding shares of Common Stock.  Mr. Goergen disclaims beneficial ownership of the 419,380 shares of Common Stock beneficially owned by Mrs. Goergen, and the filing of this statement shall not be construed as an admission that Mr. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such shares.

(iii)

(A)          Mrs. Goergen is the spouse of Mr. Goergen and, pursuant to Rule 13d-3, may be deemed to beneficially own indirectly the 9,209,336 shares of Common Stock directly held by Mr. Goergen and the 1,717,500 shares of Common Stock indirectly held by Mr. Goergen through Ropart Investments.

(B)           Mrs. Goergen is a member of the Board of Directors of the Foundation, and, pursuant to Rule 13d-3, may be deemed to beneficially own the 89,487 shares of Common Stock held by the Foundation.

As a result, Mrs. Goergen may be deemed to beneficially own an aggregate of 11,435,703 shares of Common Stock, or 29.1% of the outstanding shares of Common Stock.  Mrs. Goergen disclaims beneficial ownership of the 10,926,836 shares of Common Stock held by Mr. Goergen, and the filing of this statement shall not be construed as an admission that Mrs. Goergen is, for the purposes of Sections 13(d) or (g) of the Exchange Act, the beneficial owner of such Shares.

(c)

(i)            Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the aggregate of 9,209,336 shares of Common Stock held by him.

(ii)           Mrs. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of the aggregate of 419,380 shares of Common Stock beneficially owned by her.

CUSIP No. 09643P108                   13G                                                                                                                Page 8 of 9 Pages

(iii)          Mr. Goergen and Mrs. Goergen have the shared power to vote and dispose of, or to direct the voting and disposition of, the 89,487 shares of Common Stock held by the Foundation.

(iv)          Mr. Goergen has the sole power to vote and dispose of, or to direct the voting and disposition of, the 1,717,500 shares of Common Stock held by Ropart Investments.

CUSIP No. 09643P108                   13G                                                                                                                Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

/s/ Robert B. Goergen
Robert B. Goergen

/s/ Pamela M. Goergen
Pamela M. Goergen

THE GOERGEN FOUNDATION, INC.

By:	/s/ Robert B. Goergen
Name: Robert B. Goergen
Title: President

ROPART INVESTMENTS, LLC

By:	/s/ Robert B. Goergen
Name: Robert B. Goergen
Title: Manager

Annex I

Filing Persons

Robert B. Goergen

Pamela M. Goergen

The Goergen Foundation, Inc.

Ropart Investments, LLC